

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

November 10, 2008

James P. O'Brien
General Counsel
Oncor Electric Delivery Transition Bond Company LLC
500 N. Akard Street
Dallas, Texas 75201

**Re: Oncor Electric Delivery Transition Bond Company LLC
Form 10-K for the fiscal year ended December 31, 2006
Filed March 22, 2007
File No. 333-91935**

Dear Mr. O'Brien:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amanda McManus
Branch Chief – Legal

cc: <u>via facsimile</u>
     W. Crews Lott, Esq.
     (214) 978-3099